09046802

Ferreyros

82-4567

Exemption pursuant to Rule 12g3-2(b)

Submission of: Other information

ORGANIZACION Ferreyros

Lima, August 17th ,2009

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

SEC Mail Processing Section
AUG 19 2009
Washington, DC
121

SUPPL

Dear Sirs:

Please find attached our Consolidated Financial Statements as of June 30st, 2009 and our Management Report.

Sincerely yours,

Ferreyros
PATRICIA GASTELUMENDI LUKIS
Gerente División
Administración y Finanzas

www.ferreyros.com.pe
T 511 626 4000
Jr. Cristóbal de Peralta Norte 820 Lima 33 Perú

8/21

Declaración de responsabilidad

El presente documento contiene información veraz y suficiente respecto al desarrollo del negocio de Ferreyros S.A.A. y Subsidiarias durante el período terminado el 30 de junio del 2009. Sin perjuicio de la responsabilidad que compete al emisor, los firmantes se hacen responsables por su contenido conforme a los dispositivos legales aplicables.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Víctor Astete Palma
Gerente División de Contraloría

Lima, 14 de agosto de 2009

Ferreyros

Reporta
Informe de gerencia
Ferreyros S.A.A. y subsidiarias



Segundo trimestre Año 2009

Para mayor información contactar a:

Patricia Gastelumendi L.
Gerente de Administración y Finanzas
T(511)626-4257

Fiorella Amorrortu M.
Investor Relations
T(511)626-4627

PERFIL DE LA EMPRESA

La actividad principal de Ferreyros es la provisión de soluciones que sus clientes requieren facilitándoles los bienes de capital y servicios que necesitan para crear valor en los mercados en que actúan. Realiza por lo tanto la importación y venta de maquinaria, motores, automotores y repuestos, alquiler de maquinaria y equipos y la prestación de servicios de taller. Son características esenciales de su propuesta de valor al cliente, el contar con un reconocido servicio posventa para lo cual tiene almacenes de repuestos y talleres a nivel nacional, así como una dotación de personal de servicio a lo largo de todo el territorio peruano. La compañía ejecuta, de manera permanente, importantes inversiones en capacitación y entrenamiento de su personal, en especial de personal técnico, así como en infraestructura de locales y talleres. Adicionalmente, adecúa la inversión en capital de trabajo a las cambiantes condiciones del mercado.

Ferreyros tiene la representación de marcas líderes en el mercado, como son Caterpillar, Massey Ferguson, Kenworth, Iveco, Yutong y Atlas Copco, las cuales se encuentran orientadas a distintos sectores económicos.

Subsidiarias y negocio conjunto

Orvisa S.A.
Unimaq S.A.
Fiansa S.A.
Depósitos Efe S.A.
Domingo Rodas S.A.
Mega Caucho & Representaciones S.A.C.
Ferrenergy S.A.C. (negocio conjunto)
Cresko S.A.

En el 2T 2009 las ventas de Ferreyros y subsidiarias ascendieron a US$ 202.4 millones en comparación con US$ 210.2 millones del mismo período del año anterior, lo que representa una pequeña disminución 3.7%. De la venta total del 2T 2009, US$ 163.8 millones corresponden a Ferreyros y US$ 38.6 millones a subsidiarias (2T 2008: Ferreyros US$ 172.1 millones; subsidiarias US$ 38.1 millones).

Ferreyros y Subsidiarias:
Evolución de las ventas
(En US$. millones)


840
700
560
420
280
140
0

2006	2007	2008	2T 2008	2T 2009
443	619	783	210	202

Orvisa S.A. es una empresa líder en la distribución de bienes de capital en la Amazonía y es una de las empresas con mayor volumen de operaciones en la zona. Reportó al cierre del primer semestre del 2009 ventas por US$ 17.7 millones en negocios orientados, principalmente, a la explotación del petróleo y al sector forestal. Una parte importante de sus ventas está sustentada por la ejecución de un contrato de mantenimiento integral con un cliente del sector petrolero.

La utilidad neta de Orvisa al 30 de junio del 2009 ascendió a US$ 0.8 millones.

Ferreyros S.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Unimaq S.A. empresa especializada en atender el segmento de la construcción general mediante la venta y alquiler de equipos ligeros. En el primer semestre del 2009 alcanzó un nivel de ventas de US$ 32.1 millones.

La utilidad neta de Unimaq al 30 de junio de 2009 ascendió a US$ 1.8 millones.

Fiansa S.A. es una subsidiaria dedicada a atender el sector metal mecánico. En el primer semestre del 2009 generó ventas por US$ 6.6 millones. Las ventas incluyen ingresos producidos por la construcción de puentes metálicos, ejecución de trabajos de metalmecánica, instalaciones eléctricas y fabricación y montaje de estructuras metálicas.

La utilidad neta de Fiansa al 30 de junio de 2009 ascendió a US$ 0.3 millones.

Depósitos Efe S.A. es una subsidiaria cuyo giro de negocio es vender servicios de almacenaje en depósito aduanero, simple o de campo. En el primer semestre del 2009 realizó ventas por US$ 0.6 millones, las cuales fueron generadas, principalmente, por almacenaje de líquidos, consolidación de operaciones con clientes, así como por la incorporación de clientes del sector textil, minero y petrolero.

Al 30 de junio de 2009 Depósitos Efe reportó una utilidad neta de US$ 0.2 millones.

Domingo Rodas es una empresa dedicada al cultivo, procesamiento y exportación de langostinos. En el primer semestre del 2009 ha efectuado ventas por US$ 2.0 millones.

El resultado de Domingo Rodas al 30 de junio de 2009 es una pérdida neta de US$ 0.3 millones.

Mega Caucho & Representaciones SAC. en el primer semestre del 2009, reportó ventas por US$ 11.1 millones. Desarrolla sus actividades de ventas y servicio, principalmente, en los sectores minería, construcción, transporte, agricultura e industria.

Al 30 de junio de 2009 la utilidad neta de Mega Caucho alcanzó la cifra de US$ 0.3 millones.

Ferrenergy S.A.C. fue constituida en enero del 2006. Sus accionistas son Ferreyros S.A.A. y Energy International Corporation, con una participación del 50% cada una. Energy International tiene su sede en los Estados Unidos, cuenta con vasta experiencia y es una empresa vinculada a Gecolsa, distribuidor de Caterpillar de Colombia. El primer proyecto asumido por la empresa es la central térmica de Guayabal en Shiviyacu, que genera potencia eléctrica para la venta de energía a una importante empresa petrolera a través de un contrato de 5 años. La planta, que tiene una capacidad de 18 MW, empezó a generar energía en el mes de julio 2007, y ha facturado US$ 2.2 millones en el primer semestre 2009.

Al 30 de junio de 2009 la utilidad neta de Ferrenergy ascendió a US$ 15 mil.

Cresko S.A. inició sus operaciones en octubre del 2007 para atender, con productos especializados, ciertos segmentos de los mercados de construcción, minería y agrícola que no cubren Ferreyros ni Unimaq. El nivel de ventas alcanzado en el primer semestre del 2009 asciende a US$ 5.6 millones. Es la primera empresa de la organización en incursionar en la comercialización de productos de procedencia asiática. La inversión inicial de Ferreyros en esta empresa fue de US$ 1.5 millones.

El resultado de Cresko al 30 de junio de 2009 ha sido una utilidad de US$ 21 mil.

RESULTADO DEL TRIMESTRE

En el 2T 2009, las ventas de Ferreyros y subsidiarias ascendieron a S/. 607.1 millones, similares a las del 2T 2008

Ferreyros S.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

que fueron de S/. 606.9 millones y superiores a las del 1T 2009 que ascendieron a S/. 579.0 millones. La utilidad en ventas del 2T 2009 ascendió a S/. 109.1 millones lo que representa una disminución de 19.2% en comparación con el mismo período del año anterior. En términos porcentuales, el margen bruto del 2T 2009 es menor al del 2T 2008 (18.0% en el 2T 2009; 22.2% en el 2T 2008). Esta disminución en el margen bruto se debe en parte a la variación en el tipo de cambio. En el 2T 2009 hubo una apreciación del sol respecto al dólar de 4.72%, razón por la cual las ventas se realizaron a tipos de cambios menores a los que se utilizaron para registrar el costo de los inventarios adquiridos en meses anteriores. Sin embargo, esta disminución en la utilidad bruta fue compensada con creces con la utilidad en cambio resultante del ajuste de las obligaciones en dólares, las cuales corresponden en su mayor parte a compras de inventario. Adicionalmente, el margen bruto promedio fue menor al de trimestres anteriores por la variación en la composición de la venta, ya que en el 2T 2009 se realizaron importantes ventas de equipos mineros.

La utilidad neta del 2T 2009 ascendió a S/. 37.9 millones en comparación con S/. 11.0 millones del mismo período del año anterior, lo cual equivale a un incremento del 244.0%. Frente a la utilidad de S/.30.0 millones del 1T 2009 la utilidad del 2T 2009 representa un incremento de 26.1%. El buen resultado del 2T 2009, se debe, a la confluencia de varios factores, entre ellos, haber alcanzado un buen volumen de ventas, superior a S/. 607 millones, la disminución de los gastos financieros frente a los del primer trimestre, gracias a una reducción de la deuda y, adicionalmente, a una importante utilidad en cambio de S/. 48.0 millones mostrada en la partida diferencia en cambio. Esta utilidad en cambio en gran medida compensa la pérdida en cambio registrada anteriormente y que había generado un desfase entre el tipo de cambio al que se habían ajustado los pasivos al 30 de marzo y el tipo de cambio al que estaban registrados los inventarios a la misma fecha.

El inventario al cierre del 2T 2009 esta registrado a un tipo de cambio promedio de S/. 3.039, frente a un tipo de cambio de S/. 3.011, vigente al 30-06-09, existiendo por lo tanto la posibilidad que en los próximos meses algunos inventarios pudieran facturarse a un tipo de cambio menor a aquel al que fueron adquiridos. El diferencial entre ambos tipos de cambio, afectaría la utilidad bruta de meses futuros en un monto estimado de S/. 5.8 millones.

De acuerdo a lo que establecen las NIIF, en el caso de la Compañía, los inventarios y la flota de alquiler, que se transan en dólares, deben ser registrados en su equivalente en soles al tipo de cambio de la fecha de adquisición, mientras que los pasivos que los financian, también contraídos en dólares, deben ser ajustados utilizando el tipo cambio vigente al cierre de cada período contable. Esto ocasiona una diferencia temporal entre la diferencia de cambio que se registra en el pasivo y la mayor o menor utilidad bruta que se registra en el momento de la venta de las existencias.

GESTION COMERCIAL

Como ya hemos mencionado, las ventas del 2T 2009 ascendieron a S/. 607.1 millones, en comparación con S/. 606.9 millones, obtenidos en el mismo período del año anterior (ver explicación de esta variación en la página 5, sección "Ventas Netas").

Entre las principales líneas de venta que destacaron en este período tenemos las de máquinas Caterpillar, cuyas ventas en el 2T 2009 ascendieron a S/. 256.1 millones en comparación con las del 2T 2008, que ascendieron a S/. 221.5 millones, lo que significa un incremento de 15.6%.
Otra línea de venta que también destaca en el período fue alquiler de equipos, con un crecimiento de 80.7% en relación con las del mismo período del año anterior.

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

En cuanto a la participación de las diferentes divisiones en la venta, hay que mencionar que los productos de la línea *Caterpillar* representaron en el año 2008 el 83% del total de las ventas de Ferreyros, y han alcanzado el 82% de las mismas durante los primeros 6 meses del año 2009, incluidos los ingresos generados por la venta de repuestos y servicios. Las máquinas y equipos *Caterpillar* han continuado mostrando altos porcentajes de participación de mercado.



Ferreyros y Subsidiarias: Participación de las líneas de producto en las ventas totales
Caterpilar 82%
Otros 8%
Automotriz 8%
Agrícola 3%

En cuanto a la distribución de las ventas por sectores económicos, se debe destacar las ventas al sector minería y las ventas al sector construcción, las cuales han tenido una participación de 55% y 20%, respectivamente, en el total de ventas del 2T 2009.



Ferreyros y Subsidiarias: Participación sectorial en las ventas - 2T 2009
(En porcentajes)
Comercio 3%
Transporte 2%
Pesca 3%
Industria 3%
Agricultura 2%
Construccion 20%
Hidrocarburo 2%
Gobierno 4%
Serv Equipos 5%
Otros 2%
Mineria 55%

HECHOS DESTACADOS EN EL TRIMESTRE

La División Soporte al Producto de Ferreyros recibió el certificado ISO 9001 - 2000 en sus servicios de análisis de fallas, en las calibraciones de longitud, presión y torque de sus herramientas, en el análisis de fluidos, en el mantenimiento de los equipos y herramientas de uso interno, así como en las tareas administrativas de sus talleres. Mediante esta certificación, Ferreyros garantiza que los mencionados servicios, claves en las labores de reparación de máquinas y de monitoreo y diagnóstico preventivo, se desarrollan con estándares de calidad de clase mundial.

Ferreyros presentó en junio del 2009 las renovadas instalaciones de su sucursal en Trujillo, tras un proceso de ampliación y remodelación que demandó una inversión de US$ 1,8 millones. Con un área de 6,500 m^2, la sucursal de Trujillo exhibe diversas mejoras en su infraestructura; entre ellas se encuentra la ampliación en un 30% del taller de servicios, con más de 3,000 m^2, la expansión del almacén de repuestos y la construcción de nuevas oficinas comerciales y administrativas. De esta manera, la empresa busca optimizar su atención a los clientes de la región.

La Bolsa de Valores de Lima incorporó a Ferreyros en el Índice de Buen Gobierno Corporativo, que estará vigente a partir del 1° de julio del 2009. Este índice agrupa a las nueve compañías con mejores prácticas de gobierno corporativo en el Perú. Desde su lanzamiento, este indicador ha mostrado una menor volatibilidad que el resto de los índices de la Bolsa de Lima, demostrando con ello que las empresas que lo integran tienen elementos que generan en los inversionistas una percepción de mayor estabilidad y menor riesgo.

Por segundo año consecutivo, Ferreyros recibió el Premio Excelencia en la Prevención de Riesgos Laborales, otorgado por Rímac Seguros, en reconocimiento a su eficiente gestión en este ámbito y en el de la salud ocupacional. Cabe destacar que es la única compañía comercializadora de

Ferreyros S.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.
VICTOR ASTETE PALM
Gerente División Central

bienes de capital que obtuvo este galardón. Ferreyros y otras empresas ganadoras del premio participaron de una pasantía en Santiago de Chile, durante la cual apreciaron las buenas prácticas de seguridad y salud ocupacional que se aplican en diferentes operaciones en el país del sur.

INFORMACION FINANCIERA

A continuación se presenta el sustento de las variaciones más importantes en los estados financieros de la empresa, correspondientes al segundo trimestre del 2009 y 2008. Para este propósito, algunas cifras del Estado de Ganancias y Pérdidas han sido reclasificadas en los anexos 1 y 3 para mostrar, principalmente, las ventas por pedido directo como ventas y costo de ventas. En el Estado de Ganancias y Pérdidas que se presenta a la Conasev y a la Bolsa de Valores de Lima se incluye, en el rubro "Otros Ingre--- Operacionales", solamente la utilidad b obtenida en dichas operaciones.

ANÁLISIS DE LOS RESULTADOS LAS OPERACIONES

VENTAS NETAS

Las ventas totales del 2T 2 ascendieron a S/. 607.1 millones, simil a las del 2T 2008, que fueron de S/. 6(millones.

Las ventas de máquinas, motores, equi y vehículos (productos principales), t nuevos como usados, tuvieron una disminución de 5.9% con respecto a las del 2T 2008 (S/. 314.6 millones en el 2T 2009; S/. 334.4 millones en el 2T 2008), debido a lo siguiente:

- Incremento de 15.6% en la venta de equipos *Caterpillar* (S/. 256.1 millones en el 2T 2009; S/. 221.5 millones en el 2T 2008), debido a la venta de camiones mineros a una empresa de la gran minería, para la explotación del proyecto minero Tía María.

- Disminución en la venta de equipos agrícolas de 42.1% (S/. 9.3 millones en el 2T 2009; S/. 16.1 millones en el 2T 2008), explicado por una caída significativa del mercado agro-exportador.

- Disminución de 57.5% en las ventas de la línea automotriz (S/. 35.2 millones en el 2T 2009; S/. 83.0 millones en el 2T 2008), debido a la contracción del mercado automotriz, como consecuencia de la disminución en la demanda de este sector, y del endurecimiento del crédito bancario para la adquisición de vehículos pesados, como consecuencia de la crisis financiera internacional.

Las ventas de repuestos y servicios mostraron en el 2T 2009 una ligera disminución de 2.8% en comparación con las del mismo período del año anterior (S/. 204.5 millones en el 2T 2009; S/. 210.4 millones en el 2T 2008).

Ventas - Repuestos y Servicios
(en millones de soles)


636
636
763
381
415
2006
2007
2008
Ene-Jun 2008
Ene-Jun 2009

Por otra parte, los ingresos por alquiler de equipo pesado en el 2T 2009 fueron superiores en 80.7% a las del mismo período del año anterior (S/. 27.0 millones el 2T 2009; S/. 15.0 millones en el 2T 2008) debido, principalmente, a un aumento en la demanda de equipos de alquiler por parte de clientes del sector construcción, la mayoría de los cuales ha postergado la adquisición de equipos nuevos hasta que mejore la situación económica del país, lo cual podría ocurrir a partir del segundo semestre del presente año.

Ferreyros S.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

UTILIDAD EN VENTAS
La utilidad en ventas del 2T 2009 ascendió a S/. 109.1 millones, en comparación con S/. 135.0 millones del mismo período del año anterior, es decir, una disminución de 19.2%. En términos porcentuales, el margen bruto del 2T 2009 es menor al del mismo período del año anterior (18.0% en el 2T 2009; 22.2% en el 2T 2008). La disminución en el margen bruto porcentual se debe a una disminución en el tipo de cambio, lo cual generó una reducción importante en los precios de venta en soles. Así como a la composición de la venta, ya que en el 2T 2009 se realizaron importantes ventas de equipos mineros.

GASTOS DE VENTA Y ADMINISTRACION
Los gastos de venta y administración ascendieron a S/. 76.1 millones en el 2T 2009, en comparación con S/. 69.0 millones del mismo período del año anterior, esto es, un incremento de 10.2%. Los principales componentes del incremento de gastos respecto al año anterior fueron:

- Contratación de personal técnico para atender la demanda de servicios de mantenimiento y reparación del importante parque de máquinas y equipos vendidos por la Compañía en años anteriores.

- Aumento de los gastos de almacenaje, debido al crecimiento del inventario de productos principales (ver la explicación de la variación de existencias en la página 8).

- Aumento en la provisión para gastos de garantía, como consecuencia del importante crecimiento de las ventas de productos principales efectuadas en años anteriores y en consecuencia del parque de máquinas sujeto al servicio de garantía.

En el 2T 2009 los gastos de venta y administración representaron el 12.5% de las ventas netas frente a 11.4% del mismo período del año anterior, sin embargo, son menores a los registrados en el 1T de este año (-1.5%).

OTROS INGRESOS (EGRESOS)
En el segundo trimestre del 2009 se registró en este rubro un ingreso neto de S/. 0.1 millones en comparación con un ingreso neto de S/. 2.0 millones del mismo período del año anterior. En el segundo trimestre del 2009 se incluyó en este rubro los siguientes conceptos: i) un ingreso de S/. 0.2 millones por alquiler de locales; ii) un ingreso de S/. 0.1 millones por comisión de colocación de créditos; iii) un ingreso por S/. 0.9 millones por ventas de activos fijos operacionales; iv) un egreso por provisión de fluctuación de valores por S/. 1.4 millones y v) otros ingresos netos por S/. 0.3 millones. En el segundo trimestre de 2008 se registró en este rubro los siguientes conceptos: i) un ingreso de S/. 0.2 millones por alquiler de locales; ii) un ingreso de S/. 0.4 millones por comisión de colocación de créditos; iii) un ingreso de S/. 0.6 millones por ventas de activos fijos operacionales; e iv) ingresos diversos por S/. 0.8 millones.

INGRESOS FINANCIEROS
Los ingresos financieros del segundo trimestre de 2009 ascendieron a S/. 7.1 millones en comparación con S/. 9.3 millones del mismo período del año anterior, lo que representa una disminución de 22.9%, que se explica, principalmente, por una reducción de los descuentos por pronto pago otorgados por un proveedor del exterior, debido a un cambio en la política de otorgamiento de los mismos. A partir de enero del 2009, dicho proveedor ha reemplazado el descuento por pronto pago por un descuento en el precio de venta de los productos que le compra la Compañía, lo cual significa que la disminución en los ingresos financieros esta siendo compensado con un aumento equivalente en la utilidad bruta. La incidencia del descuento otorgado por el proveedor en la utilidad bruta total de la Compañía no es significativa.

GASTOS FINANCIEROS
Los gastos financieros ascendieron a S/. 26.5 millones en el segundo

Ferreyros S.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

trimestre de 2009 en comparación con S/.16.3 millones del mismo período del año anterior, debido, principalmente, a un aumento de S/. 426.2 millones en el pasivo promedio sujeto a pago de intereses (S/. 1,278.3 millones en el 2T 2009; S/. 852.1 millones en el 2T 2008). Dicho crecimiento se debe, básicamente, al aumento de las obligaciones para financiar los incrementos en cuentas por cobrar a corto plazo, inventarios y flota de alquiler de un año frente a otro. Sin embargo, el gasto financiero del 2T 2009 es menor al monto registrado en el 1T 2009 (S/. 27.5 millones). Como se ha explicado en reportes anteriores, a lo largo del 2008 y hasta febrero de este año, la compañía aumentó su volumen de compras de maquinaria y equipos para asegurar el abastecimiento al mercado local, frente a la gran demanda mundial que enfrentaron los fabricantes el año pasado y que ponían en riesgo la disponibilidad de stocks en Perú. Es por ello que el pasivo promedio del 3T 2008, 4T 2008, 1T 2009 y 2T 2009, fueron mayores a los registrados anteriormente con el consecuente mayor gasto financiero. Sin embargo, se advierte una tendencia decreciente tanto en los niveles de pasivos como de gastos financieros en los últimos 4 meses del año en curso.

Adicionalmente, parte del incremento de los gastos financieros se debe a un ligero aumento en la tasa de interés de nuevas obligaciones en dólares. Cabe señalar que el impacto del incremento de las tasas de interés no ha afectado sustancialmente a la empresa debido a que gran parte de sus pasivos está contratado a tasas fijas y por plazos de 3 años o más.

PARTICIPACIÓN EN LOS RESULTADOS DE ASOCIADA

En este rubro se registra las utilidades de una empresa asociada, reconocidas por el método de participación patrimonial. Los ingresos por este concepto ascendieron a S/. 0.7 millones en el 2T 2009, en comparación con una utilidad de S/. 0.5 millones registrados en el mismo período del año anterior.

UTILIDAD (PÉRDIDA) EN CAMBIO

En el 2T 2009 las operaciones en moneda extranjera arrojaron una utilidad en cambio de S/. 48.0 millones en comparación con una pérdida en cambio de S/. 41.8 millones en el 2T 2008. La utilidad en cambio del 2T 2009 se explica por una apreciación del sol frente al dólar americano de 4.7%. La pérdida en cambio del 2T 2008 se debe a una devaluación del sol en relación al dólar americano de 7.9%. En el caso de Ferreyros, el importe de caja y de las cuentas por cobrar en moneda extranjera es menor que el de las cuentas por pagar en la misma moneda. (ver comentarios al respecto en la página 2, sección "Resultado del Trimestre")

PARTICIPACIONES E IMPUESTO A LA RENTA

Las participaciones e impuesto a la renta al cierre del segundo trimestre de 2009 y de 2008 han sido calculados de acuerdo con normas tributarias y contables vigentes.

UTILIDAD NETA

La utilidad neta del segundo trimestre de 2009 ascendió a S/. 37.9 millones en comparación con una utilidad neta S/. 11.0 millones del mismo período del año anterior. El buen resultado del 2T 2009, se debe a la participación de varios factores, entre ellos, haber alcanzado un buen volumen de ventas superior a los S/. 607 millones, una reducción en los gastos de operación comparados con los del primer trimestre, una disminución de los gastos financieros frente a los del primer trimestre, gracias a una reducción de la deuda, y adicionalmente, a una importante utilidad en cambio de S/. 48.0 millones mostrada en la partida diferencia en cambio. Si se compara con el 2T 2008, la mayor utilidad del 2T del 2009 incluye un importante aumento en la utilidad en cambio.

UTILIDAD ANTES DE INTERESES, DEPRECIACIÓN Y AMORTIZACIÓN

La UAIDA (EBITDA, por sus siglas en inglés) al 30 de junio de 2009 ascendió

Ferreyros S.A.

7

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.

...TOR ASTETE PA...

a S/. 165.6 millones frente a S/. 151.6 millones del mismo período del año anterior, lo cual representa un incremento de 9.3%.

ANÁLISIS DEL BALANCE GENERAL

ACTIVOS

Al 30 de junio de 2009, el total de activos ascendió a S/. 1,976.5 millones en comparación con S/. 1,764.5 millones al 30 de junio de 2008, lo que representa un incremento neto de S/. 211.9 millones (12%). Sin embargo, cabe destacar, la disminución respecto a los S/. 2,241.0 millones de marzo 2009 y S/. 2,204.5 millones de diciembre 2008. Las principales variaciones de las cuentas del activo que explican el aumento mencionado son las siguientes:

a) Aumento neto de Existencias por S/. 189.5 millones debido a compras efectuadas en el año 2008 para atender el crecimiento de las ventas y, adicionalmente, a los mayores tiempos de reposición del inventario que ofrecían los fabricantes (de 3 a 5 meses), como consecuencia del aumento en la demanda mundial que se experimentó hasta mediados del segundo semestre del año 2008. Así, la empresa adelantó compras para poder contar con los inventarios que serían requeridos a lo largo del año, para satisfacer a sus clientes con entregas inmediatas.

   Es importante mencionar que en el primer semestre del 2009 las existencias han disminuido de S/. 1,002.6 millones al 31-12-08 a S/. 775.5 millones al 30-06-09 (-22.7%). Esta reducción debe continuar en el segundo semestre del 2009, hasta alcanzar al cierre del año el nivel óptimo del inventario.

b) Aumento neto del Activo Fijo por S/. 58.3 millones, que se explica por lo siguiente:

   i) Un aumento de S/. 78.2 millones por compras de equipos para la flota de alquiler
   ii) Un aumento de S/. 51.8 millones por compras de otros activos fijos (inversiones en locales, herramientas, equipos de taller, entre otros).
   iii) Un incremento de S/. 24.6 millones por revaluación voluntaria de los terrenos de la Compañía.
   iv) Una reducción de S/. 79.9 millones por aumento en la depreciación acumulada.
   v) Una disminución de S/. 17.8 millones por ventas de activo fijo.
   vi) Otros incrementos de S/. 1.4 millones

PASIVOS

Al 30 de junio de 2009, el total de pasivos ascendió a S/. 1,369.6 millones en comparación con S/. 1,246.6 millones al 30 de junio de 2008, lo que equivale a un incremento de S/. 123 millones (9.9%). Si se compara con diciembre 2008 y marzo 2009, los pasivos han decrecido en S/. 286 millones y S/. 319 millones, respectivamente.

La conformación de las obligaciones de la empresa al 30 de junio del 2009 se muestra en el anexo 4.

RATIOS DE LIQUIDEZ Y ENDEUDAMIENTO

El ratio corriente al 30 de junio de 2009 es de 1.49, superior al ratio corriente de 1.37 al 30 de junio de 2008.

El ratio de endeudamiento financiero al 30 de junio de 2009 es 1.78 en comparación con 1.64 al 30 de junio de 2008. Para el cálculo de este ratio se ha excluido el saldo de caja y bancos y los pasivos con proveedores que no generan gasto financiero.

El ratio de endeudamiento total al 30 de junio de 2009 es 2.28 en comparación con 2.44 al 30 de junio del 2008.

Ferreyros S.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros

FERREYROS S.A.A. Y SUBSIDIARIAS ANEXO 1

Estado de Ganancias y Pérdidas
(En miles de nuevos soles)

	2T 09	%	1T 09	%	2T 08	%	2T 09/ 1T 09 %	2T 09/ 2T 08 %	Acumulado al 30-06-09	%	Acumulado al 30-06-08	%	Var %
Ventas Netas	607,061	100.0	579,028	100.0	606,914	100.0	4.8	0.0	1,186,089	100.0	1,232,371	100.0	(3.8)
Costo de Ventas	(497,969)	-82.0	(428,045)	-73.9	(471,962)	-77.8	16.3	5.5	(926,014)	(78.1)	(991,621)	(80.5)	(6.6)
Utilidad en ventas	**109,092**	**18.0**	**150,983**	**26.1**	**134,952**	**22.2**	**-27.7**	**-19.2**	**260,075**	**21.9**	**240,750**	**19.5**	**8.0**
Gastos de Venta y Administración	(76,054)	-12.5	(77,197)	-13.3	(69,037)	-11.4	-1.5	10.2	(153,251)	(12.9)	(135,882)	(11.0)	12.8
Otros Ingresos (Egresos), neto	(140)	-0.0	3,235	0.6	2,038	0.3	-104.3	-106.9	3,095	0.3	2,564	0.2	20.7
Utilidad en operaciones	**32,898**	**5.4**	**77,021**	**13.3**	**67,954**	**11.2**	**-57.3**	**-51.6**	**109,919**	**9.3**	**107,432**	**8.7**	**2.3**
Ingresos Financieros	7,144	1.2	7,267	1.3	9,268	1.5	-1.7	-22.9	14,408	1.2	17,968	1.5	(19.8)
Utilidad (Pérdida) en cambio	47,977	7.9	(6,801)	-1.2	(41,816)	-6.9	-805.5	-214.7	41,176	3.5	(7,281)	(0.6)	(665.5)
Gastos Financieros	(26,524)	-4.4	(27,475)	-4.7	(16,288)	-2.7	-3.5	62.8	(53,999)	(4.6)	(30,350)	(2.5)	77.9
Participación en los resultados de asociada bajo el método de participación patrimonial	734	0.1	300	0.1	477	0.1	144.3	54.0	1,034	0.1	(194)	(0.0)	(633.9)
Utilidad antes de Participaciones e Impuesto a la Renta	**62,228**	**10.3**	**50,313**	**8.7**	**19,594**	**3.2**	**23.7**	**217.6**	**112,538**	**9.5**	**87,575**	**7.1**	**28.5**
Participaciones	(5,245)	-0.9	(4,679)	-0.8	(1,913)	-0.3	12.1	174.2	(9,924)	(0.8)	(7,520)	(0.6)	32.0
Utilidad antes de Impuesto a la Renta	**56,983**	**9.4**	**45,633**	**7.9**	**17,681**	**2.9**	**24.9**	**222.3**	**102,614**	**8.7**	**80,056**	**6.5**	**28.2**
Impuesto a la Renta	(19,121)	-3.1	(15,600)	-2.7	(6,678)	-1.1	22.6	186.3	(34,721)	(2.9)	(26,244)	(2.1)	32.3
Utilidad neta	**37,862**	**6.2**	**30,033**	**5.2**	**11,004**	**1.8**	**26.1**	**244.1**	**67,894**	**5.7**	**53,812**	**4.4**	**26.2**

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros

ANEXO 2

FERREYROS S.A.A. Y SUBSIDIARIAS

Balance General
(En miles de nuevos soles)

	30-Jun-09	30-Jun-08	Variación %
Caja y bancos	59,464	72,662	-18.2
Cuentas por cobrar comerciales	440,641	480,506	-8.3
Inventarios	775,541	586,052	32.3
Otras cuentas por cobrar	37,596	24,831	51.4
Gastos pagados por adelantado	10,382	9,554	8.7
Activo Corriente	**1,323,624**	**1,173,605**	**12.8**
Cuentas por cobrar comerciales a largo plazo	40,937	48,397	-15.4
Equipo de alquiler	0	280,030	-100.0
Otros activos fijos	840,275	437,639	92.0
	840,275	717,669	17.1
Depreciación acumulada	(301,075)	(236,725)	27.2
Inmueble, maquinaria y equipo, neto	539,199	480,944	12.1
Inversiones	40,257	34,808	15.7
Otros activos no corrientes	32,442	26,763	21.2
Activo no Corriente	**652,835**	**590,912**	**10.5**
Total Activo	**1,976,460**	**1,764,516**	**12.0**
Deuda de corto plazo	176,775	161,574	9.4
Otros pasivos corrientes	710,297	694,826	2.2
Pasivo corriente	**887,072**	**856,401**	**3.6**
Deuda de largo plazo	482,484	390,212	23.6
Total Pasivo	**1,369,556**	**1,246,612**	**9.9**
Ganancias diferidas	**6,608**	**7,500**	**-11.9**
Patrimonio	**600,296**	**510,404**	**17.6**
Total Pasivo y Patrimonio	**1,976,460**	**1,764,516**	**12.0**
Otra informacion Financiera			
Depreciación y amortización (cifras acumuladas al cierre de cada período)	40,263	26,345	
UAIDA	**165,624**	**151,552**	**9.3**
Ratios Financieros			
Ratio corriente	1.49	1.37	
Ratio de endeudamiento financiero	1.78	1.64	
Ratio de endeudamiento total	2.28	2.44	
Valor contable por acción	1.41	1.35	

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros

FERREYROS S.A.A Y SUBSIDIARIAS ANEXO 3

Ventas netas por Area de Operaciones
(En miles de nuevos soles)

	2T 09	%	1T 09	%	2T 08	%	2T 09/ 1T 09 %	2T 09/ 2T 08 %	Acumulado al 30-06-09	%	Acumulado al 30-06-08	%	Variació %
Caterpillar:													
Gran minería	126,242	20.8	98,789	17.1	44,305	7.3	27.8	184.9	225,031	19.0	123,961	10.1	81.
Otros	129,863	21.4	129,526	22.4	177,160	29.2	0.3	-26.7	259,389	21.9	416,693	33.8	-37.
	256,105	42.2	228,315	39.4	221,465	36.5	12.2	15.6	484,420	40.8	540,654	43.9	-10.
Equipos agrícolas	9,310	1.5	20,189	3.5	16,076	2.6	-53.9	-42.1	29,499	2.5	26,144	2.1	12.
Automotriz	35,235	5.8	39,597	6.8	83,000	13.7	-11.0	-57.5	74,832	6.3	130,795	10.6	-42.
Unidades usadas	13,933	2.3	7,189	1.2	13,816	2.3	93.8	0.8	21,122	1.8	29,575	2.4	-28.
	314,583	**51.8**	**295,290**	**51.0**	**334,357**	**55.1**	**6.5**	**-5.9**	**609,873**	**51.4**	**727,167**	**59.0**	**-16.**
Repuestos y servicios	204,515	33.7	210,702	36.4	210,379	34.7	-2.9	-2.8	415,217	35.0	381,016	30.9	9.
Alquileres	27,042	4.5	21,941	3.8	14,968	2.5	23.3	80.7	48,983	4.1	26,428	2.1	85.
Otras ventas de subsidiarias	60,921	10.0	51,095	8.8	47,209	7.8	19.2	29.0	112,016	9.4	97,760	7.9	14.
Total	**607,061**	**100.0**	**579,028**	**100.0**	**606,914**	**100.0**	**4.8**	**0.0**	**1,186,089**	**100.0**	**1,232,371**	**100.0**	**-3.**

Distribución porcentual de las ventas de la compañía por sectores económicos:

	2T 2009
Minería	54.7%
Construcción	20.3%
Gobierno	3.9%
Servicios para equipos	4.6%
Transporte	2.1%
Comercio y Servicios	3.2%
Agricultura	1.8%
Marino	2.7%
Hidrocarburos	1.1%
Industria	3.2%
Otros	2.6%
Total	**100.0%**

	Acumulado al 30-06-2009
Minería	57.3%
Construcción	15.7%
Gobierno	5.2%
Servicios para equipos	4.5%
Transporte	3.2%
Comercio y Servicios	2.9%
Agricultura	2.8%
Marino	2.8%
Hidrocarburos	1.3%
Industria	1.0%
Otros	3.3%
Total	**100.0%**

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A. Y SUBSIDIARIAS **ANEXO 4**

Conformación del pasivo al 30 de junio del 2009
(En miles de US dólares)

	Total	Pasivo Corriente	Pasivo a Largo Plazo		Pasivo Financiero
			Parte corriente	Largo Plazo	
Bancos locales	153,562	127,808	8,975	16,779	153,562
Inst. Financ. del exterior	9,884	-	1,977	7,908	9,884
Proveedores:					
Facturas por pagar a Caterpillar	5,028	5,028			
Letras por pagar a Caterpillar	26,702	26,702			26,702
Otros	23,362	23,362			1,397
Bonos corporativos	88,750	-	17,500	71,250	88,750
Caterpillar Financial Services	94,561	-	30,258	64,303	94,561
Otros pasivos	53,002	53,002			-
Total	454,851	235,902	58,709	160,240	374,855

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros

FERREYROS S.A.A. Y SUBSIDIARIAS

NOTAS A LOS ESTADOS FINANCIEROS
Por el período terminado el 30 de junio del 2009

1) PRINCIPIOS Y PRACTICAS CONTABLES

Los estados financieros de la Compañía han sido preparados de acuerdo con principios de contabilidad generalmente aceptados en el Perú. Los principios de contabilidad generalmente aceptados en el Perú comprenden a las Normas Internacionales de Información Financiera (NIIF) oficializadas a través de Resoluciones emitidas por el Consejo Normativo de Contabilidad.

La NIC 27 establece, principalmente, que las inversiones en subsidiarias, que son incluidas en los estados financieros consolidados, deben ser registradas en los estados financieros individuales del inversionista, por el método de costo o por el del valor razonable. Respecto de esta NIC, el Consejo Normativo de Contabilidad, teniendo en cuenta la importancia que le otorgan los dispositivos legales en el Perú a los estados financieros individuales, a través de su Resolución No. 038-2005-EF/93.01 de fecha 28 de diciembre de 2005, publicada el 3 de febrero de 2006, acordó mantener la aplicación en el Perú del método de participación patrimonial en la elaboración de los estados financieros individuales, para la valuación de las inversiones en subsidiarias, asociadas y negocios conjuntos.

Los estados financieros del ejercicio han sido elaborados considerando los mismos principios y prácticas contables que fueron aplicados en la preparación de los estados financieros correspondientes al 2008.

<u>Moneda funcional y de presentación</u>
Las partidas incluidas en los estados financieros de la Compañía se expresan en la moneda del ambiente económico primario donde opera la entidad (moneda funcional). Los estados financieros se presentan en nuevos soles, que es la moneda funcional y la moneda de presentación de la Compañía. Las transacciones en moneda extranjera se traducen a la moneda de medición usando los tipos de cambio vigentes a las fechas de las transacciones. Las ganancias y pérdidas por diferencia en cambio que resultan a la fecha del cobro o del pago de tales transacciones y de la traducción a los tipos de cambio al cierre del período de activos y pasivos monetarios denominados en moneda extranjera se reconocen en el estado de ganancias y pérdidas.

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

2) CUENTAS POR COBRAR COMERCIALES

Este rubro comprende :

	30-06-09		31-12-08	
	Corriente	Largo plazo	Corriente	Largo plazo
	S/.000	S/.000	S/.000	S/.000
Facturas y letras	493,239	45,135	482,735	62,266
Intereses diferidos	(11,432)	(4,198)	(12,983)	(6,923)
Provisión para cuentas de cobranza dudosa	(41,166)	-	(42,292)	-
	440,641	**40,937**	**427,460**	**55,343**

3) EXISTENCIAS

Este rubro comprende:

	30-06-09	31-12-08
	S/.000	S/.000
Máquinas, motores y automotores	516,047	475,028
Repuestos	140,740	144,417
Mercaderías	27,606	64,023
Servicios de taller en proceso	34,459	39,393
Productos en proceso	5,455	10,693
Materias primas y material de empaque	6,100	6,121
Existencias por recibir	51,411	269,453
	781,818	**1,009,128**
Provisión para desvalorización de existencias	(6,277)	(6,541)
	775,541	**1,002,587**

El movimiento del período de la provisión para la desvalorización de existencias fue el siguiente:

	30-06-09	30-06-08
	S/.000	S/.000
Saldo inicial	6,541	11,775
Adiciones del año	872	1,495
Aplicaciones por ventas	(1,136)	(6,352)
Saldo final	**6,277**	**6,918**

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 18976

4) INMUEBLES MAQUINARIA Y EQUIPO

El movimiento del rubro inmuebles, maquinaria y equipo y el de su correspondiente depreciación acumulada, es el siguiente:

	Saldos Iniciales	Adiciones al costo y/o aplicadas a resultados	Ventas	Revaluación	Transferencias	Otros Cambios	Saldos Finales
Costo -	**S/.000**	**S/.000**	**S/.000**		**S/.000**	**S/.000**	**S/.000**
Terrenos	76,393	-	(9,508)	24,559	-	-	**91,444**
Edificios y otras construcciones	127,908	3,535	-		3,419	-	**134,862**
Instalaciones	11,630	483	(1)		-	95	**12,208**
Maquinaria y equipo	181,916	8,674	(2,475)		2,002	(13)	**190,104**
Maquinaria y equipo-Flota de alquiler	313,220	12,469	-		937	-	**326,626**
Unidades de transporte	11,316	551	(228)		(40)	76	**11,675**
Muebles y enseres	53,392	2,060	(40)		(22)	147	**55,537**
Trabajos en curso	10,527	12,026	(779)		(3,565)	(26)	**18,183**
	786,302	**39,798**	**(13,031)**	**24,559**	**2,731**	**279**	**840,638**
Depreciación Acumulada -							
Edificios y otras construcciones	44,573	1,803	-		-	-	**46,376**
Instalaciones	7,745	340	(5)		-	6	**8,086**
Maquinaria y equipo	117,032	7,794	(1,864)		(181)	(13)	**122,768**
Maquinaria y equipo-Flota de alquiler	58,858	27,422	-		(10,177)	-	**76,103**
Unidades de transporte	7,940	496	(228)		(40)	37	**8,205**
Muebles y enseres	35,812	2,105	(13)		(14)	65	**37,955**
	271,959	**39,960**	**(2,110)**		**(10,412)**	**95**	**299,491**
Provisión para desvalorización	(1,778)	-	-		(169)	-	**(1,947)**
Costo neto	**512,564**						**539,199**

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

5) EMISIONES Y REEMBOLSOS DE TÍTULOS DE DEUDA

La deuda por bonos corporativos emitidos es como sigue:

Tipo	Fecha emisión	Vencimiento	Saldo pendiente de pago: TOTAL	TOTAL	CORRIENTE	CORRIENTE	NO CORRIENTE	NO CORRIENTE
			US $.000	S/. 000	US $.000	S/. 000	US $.000	S/. 000
Tercera emisión, Serie A, del primer programa	Octubre del 2005	Hasta octubre del 2010	3,750	11,291	2,500	7,528	1,250	3,764
Primera emisión, Serie A, del primer programa	Mayo del 2007	Hasta Mayo del 2010	15,000	45,165	15,000	45,165		
Cuarta emisión, Serie A, del primer programa	Setiembre del 2007	Hasta Setiembre del 2011	15,000	45,165			15,000	45,165
Cuarta emisión, Serie B, del primer programa IRD	Noviembre del 2007	Hasta Noviembre del 2011	10,000	30,110			10,000	30,110
Primera emisión, Serie A, del primer programa	Marzo del 2008	Hasta Marzo del 2011	15,000	45,165			15,000	45,165
Primera emisión Serie C, del primer programa	Setiembre del 2008	Hasta Setiembre del 2011	7,500	22,583			7,500	22,583
Sexta emision Serie A, del primer programa	Diciembre del 2008	Hasta Diciembre del 2011	10,500	31,616			10,500	31,616
Sexta emision Serie B, del primer programa	Febrero del 2009	Hasta Febrero del 2011	12,000	36,132			12,000	36,132
TOTALES			88,750	267,227	17,500	52,693	71,250	214,534

Los bonos corporativos devengan intereses anuales de 6.6% en promedio. El interés devengado en el período ascendió a S/. 10.8 millones.

Las redención de bonos corporativos en el período son como sigue:

Tipo	Fecha redención	Importe US $.000	Importe S/. 000
Tercera emisión, Serie A, del primer programa	Enero del 2009	625	1,882
Tercera emisión, Serie A, del primer programa	Abril del 2009	625	1,882
Cuarta emisión, Serie B, del primer programa	Febrero del 2009	10,000	30,110
TOTALES		11,250	33,874

Ferreyros S.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19916

6) INFORMACIÓN POR SEGMENTOS

Las ventas netas y resultados operativos por segmentos de negocios del período son detallados a continuación:

	2009					2008				
	Equipos pesados, repuestos y servicios	Automotores, repuestos y servicios	Alquiler de equipos	Equipos agrícolas, repuestos y servicios	Total	Equipos pesados, repuestos y servicios	Automotores, repuestos y servicios	Alquiler de equipos	Equipos agrícolas, repuestos y servicios	Total
	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000
Total ingresos por ventas y servicios	1,003,070	82,770	49,351	39,517	1,174,708	1,024,847	144,883	26,823	37,240	1,233,793
Utilidad de operación	89,470	5,780	12,884	1,784	109,919	80,506	15,197	6,428	5,301	107,432
Principales activos:										
Cuentas por Cobrar	389,757	58,095	8,519	25,207	481,578	425,006	67,100	9,296	27,501	528,903
Existencias	633,421	103,256	9,751	29,113	775,541	492,823	65,698	8,300	19,231	586,052
Activos fijos	253,689	32,658	236,060	16,792	539,199	238,909	6,540	230,797	4,697	480,944

7) PATRIMONIO

En Junta General de Accionistas del 31 de marzo del 2009 se aprobó el pago de dividendos en efectivo por S/. 20.8 millones y la capitalización de resultados acumulados y excedente de revaluación por S/. 51.6 y S/. 0.1 millones, respectivamente. La Junta aprobó la transferencia de S/. 8.0 millones de resultados acumulados a reserva legal.

Luego de la emisión de las acciones correspondientes y de la formalización mediante escritura pública, el capital está representado por 424´816,167 acciones comunes de un valor nominal de S/.1.10 cada una, de las cuales 98,389 han sido recompradas por la compañía. En este sentido, el capital está presentado neto del valor de las acciones recompradas.

Resultados no realizados incluye excedente de revaluación por S/.15.8 millones correspondiente a la diferencia entre el valor en libros de terrenos con el valor asignado por tasaciones técnicas efectuadas por peritos independientes en el mes de mayo 2009, neto de su correspondiente impuesto a la renta diferido. Los peritos independientes aplicaron el método de evaluación directa de acuerdo con lo dispuesto por el Reglamento General de Tasaciones.

8) CONTINGENCIAS Y COMPROMISOS

Al 30 de junio del 2009, la Compañía tiene las siguientes contingencias:

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

CPC. BERNARDO CHAUCA
Contador General

a. En abril del 2003, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2000 por un total de S/.7.7 millones, incluidos multas e intereses. La Compañía ha presentado un recurso de apelación ante el Tribunal Fiscal.

b. En diciembre del 2005, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2001 por un total de S/.24.8 millones, incluidos multas e intereses. La Compañía ha presentado un recurso de apelación ante el Tribunal Fiscal.

c. En junio del 2006, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas de los años 2002 y 2003 por S/. 37.3 y S/. 5.9 millones, respectivamente, incluidos multas e intereses. La Compañía ha presentado un recurso de apelación ante el Tribunal Fiscal

d. En diciembre del 2006, la Compañía recibió Resoluciones de Multa por retención del Impuesto a la Renta sobre servicios prestados por no domiciliados de los años 2004 al 2006. La Administración Tributaria consideró fundada en parte la reclamación, rectificó el monto acotado y prosiguió la cobranza por un total de S/. 1.3 millones, incluidos intereses. La Compañía ha presentado un recurso de apelación ante el Tribunal Fiscal.

e. En abril del 2008, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2004 por un total de S/. 12.2 millones, incluidos multas e intereses. La Compañía ha presentado un recurso de reclamación ante la Administración Tributaria.

f. En Julio del 2008, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2005 por un total de S/.6.8 millones, incluidas multas e intereses. La Compañía ha presentado un recurso de reclamación ante la Administración Tributaria.

g. Al 30 de junio del 2009, la Compañía mantiene en proceso de reclamación, juicios por US $ 1.4 millones por concepto de indemnización por daños y perjuicios iniciados por terceros.

La Gerencia de la Compañía, basada en la opinión de sus asesores legales y tributarios, considera que dichas acotaciones y juicios son improcedentes y que el resultado final sería favorable a la Compañía; por lo tanto, no ha considerado necesario registrar una provisión por estos procesos.

Respecto de los procesos de fiscalización de los que resultaron las acotaciones tributarias mencionadas, de acuerdo al procedimiento establecido, la Administración Tributaria informó a la Compañía, previamente a su emisión, el resultado de cada fiscalización en conjunto, otorgando un plazo para evaluar y subsanar las omisiones e infracciones supuestamente cometidas. En este sentido, la Compañía cumplió en su oportunidad con subsanar y pagar las omisiones e infracciones que, de acuerdo a una evaluación exhaustiva con los asesores tributarios, se consideraron procedentes.

Al 30 de junio del 2009, la Compañía tiene los siguientes compromisos:

Ferreyros S.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros
CPC. BERNARDO CHAU
Contador General - Mat

a. Avales por US $ 25.9 millones y US $ 14.4 millones, que garantizan operaciones de crédito de subsidiarias y afiliadas y de operaciones de compra de terceros, respectivamente.

b. Fianzas bancarias a favor de entidades financieras por US $ 5.5 millones, que garantizan transacciones diversas.

9) UTILIDAD POR ACCION

La utilidad por acción común básica ha sido determinada de la siguiente manera:

		Trimestres terminados el:		Períodos terminados el:	
		30-06-09	30-06-08	30-06-09	30-06-08
Utilidad neta	S/.	37,862,134	11,003,621	67,893,584	53,811,526
Promedio ponderado de las acciones comunes en circulación		424,717,778	424,717,778	424,717,778	424,717,778
Utilidad básica por acción	S/.	0.0891	0.0259	0.1599	0.1267

La utilidad básica por acción se calcula dividiendo la utilidad neta correspondiente a los accionistas comunes entre el promedio ponderado de las acciones comunes en circulación, incluidas las acciones potenciales por emisión de acciones liberadas por capitalización, a la fecha de los estados financieros.

Por no existir las condiciones que lo justifiquen, no se ha determinado la utilidad por acción diluida; ésta se establece cuando existen acciones potenciales, las cuales corresponden principalmente a instrumentos financieros o contratos que den derecho a sus tenedores a obtener acciones comunes.

El promedio ponderado de acciones en circulación no incluye acciones recompradas por la compañía.

10) TRANSACCIONES QUE NO REPRESENTAN FLUJOS DE EFECTIVO

Las siguientes son las principales transacciones ocurridas en los períodos terminados el 30 de junio que no se incorporan en el estado de flujos de efectivo, debido a que no representan flujos de efectivo:

	30-06-09	30-06-08
	S/. 000	S/. 000
Transferencias de existencias a inmuebles, maquinarias y equipo	47,846	86,166
Transferencias de inmuebles, maquinarias y equipo a existencias	13,143	21,433

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros
CPC. BERNARDO CHAUCA
Contador General - Mat.

DATOS GENERALES DE LA EMPRESA

RPJ :	B6001	Ingresar a 6 digitos
Ejercicio:	2009	Ingresar 4 digitos como maximo
Tipo de Informacion:	TC	Ingresar TC (Trimestral Consolidado)
Periodo:	2	Ingresar : 1 si es 1er trimestre, 2 si es 2do trimestre, 3 si es 3er trimestre, 4 si es 4to trimestre
Denominacion de la empresa:	FERREYROS S.A.A Y SUBSIDIARIAS	Ingresar con letras MAYUSCULAS
CIIU :	5150	Ingresar 4 digitos como maximo
E-mail 1 :	contralo@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mvnet@conasev.gob.pe
E-mail 2 :	bchauca@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mvnet@conasev.gob.pe
Pagina Web :	www.ferreyros.com.pe	Ejemplo: www.conasev.gob.pe
Moneda	Nuevos Soles	Elegir la moneda
E. de Flujos de Efectivo	Método Directo	Señalar que método utilizó para preparar el Estado de Flujos de Efectivo

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISP
Contador General - Mat. 19915

FERREYROS S.A.A Y SUBSIDIARIAS
Balance General
Al 30 de Junio del año 2009 y 31 de Diciembre del año 2008
(En miles de nuevos soles)

	Notas	Al 30 de Junio 2009	Al 31 de Diciembre 2008
Activo			
Activo Corriente			
Efectivo y Equivalentes de efectivo		59,464	81,866
Inversiones Financieras		**0**	**0**
Activos Financieros al Valor Razonable con cambios en Ganancias y Pérdidas		0	0
Activos Financieros Disponibles para la Venta		0	0
Activos Financieros mantenidos hasta el Vencimiento		0	0
Activos por Instrumentos Financieros Derivados		0	0
Cuentas por Cobrar Comerciales (neto)	2	440,641	427,460
Otras Cuentas por Cobrar a Partes Relacionadas (neto)		0	0
Otras Cuentas por Cobrar (neto)		37,596	43,735
Existencias (neto)	3	775,541	1,002,587
Activos Biológicos		0	0
Activos no Corrientes mantenidos para la Venta		0	0
Gastos Contratados por Anticipado		10,382	6,416
Otros Activos		0	0
Total Activo Corriente		**1,323,624**	**1,562,064**
Activo No Corriente			
Inversiones Financieras		**40,257**	**38,098**
Activos Financieros Disponibles para la Venta		0	0
Activos Financieros mantenidos hasta el Vencimiento		0	0
Activos por Instrumentos Financieros Derivados		0	0
Inversiones al Método de Participación		37,408	35,249
Otras Inversiones Financieras		2,849	2,849
Cuentas por Cobrar Comerciales	2	40,937	55,343
Otras Cuentas por Cobrar a Partes Relacionadas (neto)		0	0
Otras Cuentas por Cobrar		0	0
Existencias (neto)		0	0
Activos Biológicos		0	0
Inversiones Inmobiliarias		0	0
Inmuebles, Maquinaria y Equipo (neto)	4	539,199	512,564
Activos Intangibles (neto)		0	0
Activo por Impuesto a la Renta y Participaciones Diferidos		21,416	25,977
Crédito Mercantil		0	0
Otros Activos		11,027	10,438
Total Activo No Corriente		**652,836**	**642,420**
TOTAL ACTIVO		**1,976,460**	**2,204,484**

	Notas	Al 30 de Junio 2009	Al 31 de Diciembre 2008
Pasivo y Patrimonio			
Pasivo Corriente			
Sobregiros Bancarios		884	986
Obligaciones Financieras		571,933	770,451
Cuentas por Pagar Comerciales		165,883	245,051
Otras Cuentas por Pagar a Partes Relacionadas		0	0
Impuesto a la Renta y Participaciones Corrientes		0	0
Otras Cuentas por Pagar		148,372	114,346
Provisiones		0	0
Pasivos mantenidos para la Venta		0	0
Total Pasivo Corriente		**887,072**	**1,130,834**
Pasivo No Corriente			
Obligaciones Financieras		482,484	524,685
Cuentas por Pagar Comerciales		0	0
Cuentas por Pagar a Partes Relacionadas		0	0
Pasivo por Impuesto a la Renta y Participaciones Diferidos		0	0
Otras Cuentas por Pagar		0	0
Provisiones		0	0
Ingresos Diferidos (netos)		6,608	11,812
Total Pasivo No Corriente		**489,092**	**536,497**
Total Pasivo		**1,376,164**	**1,667,331**
Patrimonio Neto			
Capital	7	467,190	415,449
Acciones de Inversión		0	0
Capital Adicional	7	(113)	(113)
Resultados no Realizados	7	25,879	9,970
Reservas Legales	7	39,446	30,895
Otras Reservas		0	0
Resultados Acumulados	7	67,894	80,952
Diferencias de Conversión		0	0
Total Patrimonio Neto atribuible a la Matriz		**600,296**	**537,153**
Intereses Minoritarios		0	0
Total Patrimonio Neto		**600,296**	**537,153**
TOTAL PASIVO Y PATRIMONIO NETO		**1,976,460**	**2,204,484**

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISP
Contador General - Mat. 19915

FERREYROS S.A.A Y SUBSIDIARIAS
Estado de Ganancias y Pérdidas
Por los periodos terminados al 30 de Junio del año 2009 y 2008
(En miles de nuevos soles)

	Notas	Por el Trimestre especifico del 1 de Abril al 30 de Junio de 2009	Por el Trimestre especifico del 1 de Abril al 30 de Junio de 2008	Por el Periodo acumulado del 1 de Enero al 30 de Junio de 2009	Por el Periodo acumulado del 1 de Enero al 30 de Junio de 2008
Ingresos Operacionales					
Ventas Netas (ingresos operacionales)		594,070	608,363	1,174,708	1,233,793
Otros Ingresos Operacionales		919	180	1,043	299
Total de Ingresos Brutos		**594,989**	**608,543**	**1,175,751**	**1,234,092**
Costo de Ventas (Operacionales)		(485,897)	(473,591)	(915,676)	(993,342)
Otros Costos Operacionales		0	0	0	0
Total Costos Operacionales		**(485,897)**	**(473,591)**	**(915,676)**	**(993,342)**
Utilidad Bruta		**109,092**	**134,952**	**260,075**	**240,750**
Gastos de Ventas		(49,390)	(43,864)	(98,352)	(86,006)
Gastos de Administración		(26,664)	(25,172)	(54,899)	(49,876)
Ganancia (Pérdida) por Venta de Activos		0	0	0	0
Otros Ingresos		0	2,038	3,095	2,564
Otros Gastos		(140)	0	0	0
Utilidad Operativa		**32,898**	**67,954**	**109,919**	**107,432**
Ingresos Financieros		55,120	9,268	55,585	17,968
Gastos Financieros		(26,524)	(58,104)	(53,999)	(37,630)
Participación en los Resultados de Partes Relacionadas por el Método de Participación		734	477	1,034	(194)
Ganancia (Pérdida) por Instrumentos Financieros Derivados		0	0	0	0
Resultado antes de Participaciones y del Impuesto a la Renta		**62,228**	**19,595**	**112,539**	**87,576**
Participación de los trabajadores		(5,245)	(1,913)	(9,924)	(7,520)
Impuesto a la Renta		(19,121)	(6,678)	(34,721)	(26,244)
Utilidad (Pérdida) Neta de Actividades Contínuas		**37,862**	**11,004**	**67,894**	**53,812**
Ingreso (Gasto) Neto de Operaciones en Discontinuación		0	0	0	0
Utilidad (Perdida) Neta del Ejercicio		**37,862**	**11,004**	**67,894**	**53,812**
Utilidad (Pérdida) Neta atribuible a:					
La Matriz		37,862	11,004	67,894	53,812
Intereses Minoritarios		0	0	0	0
		37,862	**11,004**	**67,894**	**53,812**
Utilidad (Pérdida) por Acción					
Utilidad (Pérdida) Básica por Acción Común	9	0.089	0.0259	0.160	0.127
Utilidad (Pérdida) Básica por Acción de Inversión		0.000	0.000	0.000	0.000
Utilidad (Pérdida) Diluida por Acción Común		0.000	0.000	0.000	0.000
Utilidad (Pérdida) Diluida por Acción de Inversión		0.000	0.000	0.000	0.000
Utilidad (Pérdida) Neta de Actividades Contínuas					
Utilidad (Pérdida) Básica por Acción Común		0.000	0.000	0.000	0.000
Utilidad (Pérdida) Básica por Acción de Inversión		0.000	0.000	0.000	0.000
Utilidad (Pérdida) Diluida por Acción Común		0.000	0.000	0.000	0.000
Utilidad (Pérdida) Diluida por Acción de Inversión		0.000	0.000	0.000	0.000

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A Y SUBSIDIARIAS
Estado de Flujos de Efectivo
Por los periodos terminados al 30 de Junio del año 2009 y 2008
(En miles de nuevos soles)

	Notas	Del 1 de Enero de 2009 al 30 de Junio de 2009	Del 1 de Enero de 2008 al 30 de Junio de 2008
ACTIVIDADES DE OPERACIÓN			
Cobranza (entradas) por:			
Venta de Bienes o Servicios (Ingresos Operacionales)		1,406,295	1,314,404
Honorarios y Comisiones		0	0
Intereses y Rendimientos (no incluidos en la Actividad de Inversión)		7,909	6,458
Dividendos (no incluidos en la Actividad de Inversión)		0	0
Regalías		0	0
Otros Cobros de Efectivo Relativos a la Actividad		13,662	4,857
Menos pagos (salidas) por:			
Proveedores de Bienes y Servicios		(828,096)	(1,223,673)
Remuneraciones y Beneficios Sociales		(132,424)	(113,124)
Tributos		(72,009)	(70,138)
Intereses y Rendimientos (no incluidos en la Actividad de Financiación)		0	0
Regalías		0	0
Otros Pagos de Efectivo Relativos a la Actividad		(18,585)	(11,179)
Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Operación		**376,752**	**(92,395)**
ACTIVIDADES DE INVERSIÓN			
Cobranza (entradas) por:			
Prestamos a Partes Relacionadas		0	0
Venta de Subsidiarias y otras Unidades de Negocios		0	0
Venta de Inversiones Financieras		0	0
Venta de Inversiones Inmobiliarias		0	0
Venta de Inmuebles, Maquinaria y Equipo		13,937	709
Venta de Activos Intangibles		0	0
Intereses y Rendimientos		0	0
Dividendos		0	2,356
Otros Cobros de Efectivo Relativos a la Actividad		3,386	0
Menos pagos (salidas) por:			
Prestamos a Partes Relacionadas		0	0
Compra de Subsidiarias y otras Unidades de Negocios		0	0
Compra de Inversiones Financieras		(2,738)	0
Compra de Inversiones Inmobiliarias		0	0
Compra de Inmuebles, Maquinaria y Equipo		(15,303)	(28,106)
Desembolsos por Obras en Curso de Inmuebles, Maquinaria y Equipo		(12,026)	(7,292)
Compra y desarrollo de Activos Intangibles		(930)	(179)
Otros Pagos de Efectivo Relativos a la Actividad		0	0
Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Inversión		**(13,674)**	**(32,512)**
ACTIVIDADES DE FINANCIACION			
Cobranza (entradas) por:			
Aumento de Sobregiros Bancarios		535	(523)
Emisión y aceptación de Obligaciones Financieras		184,221	558,088
Emisión de Acciones o Nuevos Aportes		0	0
Venta de Acciones Propias (Acciones en Tesorería)		0	0
Otros Cobros de Efectivo Relativos a la Actividad		531	3,817
Menos pagos (salidas) por:		0	0
Amortización o pago de Sobregiros Bancarios		0	0
Amortización o pago de Obligaciones Financieras		(493,753)	(346,880)
Recompra de Acciones Propias (Acciones en Tesorería) a accionistas de la Matriz		0	0
Recompra de Acciones Propias (Acciones en Tesorería) a Intereses Minoritarios		0	0
Intereses y Rendimientos		(41,513)	(21,743)
Dividendos Pagados a accionistas de la Matriz		0	0
Dividendos Pagados a Intereses Minoritarios		(20,762)	(40,274)
Otros Pagos de Efectivo Relativos a la Actividad		(14,739)	(812)
Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Financiación		**(385,480)**	**151,673**
Aumento (Disminución) Neto de Efectivo y Equivalente de Efectivo		**(22,402)**	**26,766**

Ferreyros S.A
VICTOR ASTETE
Gerente División C

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA CHASPI
Contador General - Mat. 19916

Saldo Efectivo y Equivalente de Efectivo al Inicio del Ejercicio	81,866	45,896
Efecto de las Diferencias de Cambio del Efectivo y Equivalente de Efectivo	0	0
Saldo Efectivo y Equivalente de Efectivo al Finalizar el Ejercicio	**59,464**	**72,662**
CONCILIACIÓN DE LA UTILIDAD NETA CON EL EFECTIVO NETO PROVENIENTE DE ACTIVIDADES DE OPERACIÓN		
Utilidad (Pérdida) Neta del Ejercicio	67,894	53,812
Más :		
Ajustes a la Utilidad (Pérdida) del Ejercicio		
Estimación de Cuentas de Cobranza Dudosa	4,061	1,895
Desvalorización de Existencias	872	2,535
Fluctuación del Valor de Activos Biológicos	0	0
Depreciación y Deterioro de Valor del Ejercicio	39,960	26,312
Amortización de Activos Intangibles	303	59
Amortización de Otros Activos	0	0
Provisiones	36,809	29,824
Pérdida en Venta de Inversiones Financieras	0	0
Pérdida por Instrumentos Financieros Derivados	0	0
Pérdida en Venta de Inversiones Inmobiliarias	0	0
Pérdida en Venta de Inmuebles, Maquinaria y Equipo	0	0
Pérdida en Venta de Activos Intangibles	0	0
Gastos Financieros	53,999	30,350
Participación en los Resultados de Partes Relacionadas (neta de dividendos recibidos en efectivo)	0	0
Impuesto a la Renta y Participación de los Trabajadores	0	
Otros	0	0
Menos:		
Ajustes a la Utilidad (Pérdida) del Ejercicio		
Fluctuación del Valor de Activos Biológicos	0	0
Utilidad en Venta de Inversiones Financieras	0	0
Ganancia por Instrumentos Financieros Derivados	0	0
Utilidad en Venta de Inversiones Inmobiliarias	0	0
Utilidad en Venta de Inmuebles, Maquinaria y Equipo	(3,085)	(1,137)
Utilidad en Venta de Activos Intangibles	0	0
Ingresos Financieros	0	0
Participación en los Resultados de Partes Relacionadas (neta de dividendos recibidos en efectivo)	(1,034)	194
Impuesto a la Renta y Participación de los Trabajadores	(2,466)	489
Otros	(8,184)	(5,281)
CARGOS Y ABONOS POR CAMBIOS NETOS EN LOS ACTIVOS CORRIENTES Y PASIVOS CORRIENTES		
(Aumento) Disminución de Cuentas por Cobrar Comerciales	(5,082)	(184,785)
(Aumento) Disminución de Otras Cuentas por Cobrar a Partes Relacionadas	0	0
(Aumento) Disminución de Otras Cuentas por Cobrar	13,991	(13,024)
(Aumento) Disminución en Existencias	221,560	(8,846)
(Aumento) Disminución en Activos Biológicos	0	0
(Aumento) Disminución de Activos no Corrientes mantenidos para la Venta	0	0
(Aumento) Disminución en Gastos Contratados por Anticipado	(3,825)	(111)
(Aumento) Disminución de Otros Activos	(627)	(121)
Aumento (Disminución) de Cuentas por Pagar Comerciales	4,837	7,990
Aumento (Disminución) de Otras Cuentas por Pagar a Partes Relacionadas	0	0
Aumento (Disminución) de Impuesto a la Renta y Particip. Corrientes	7,006	(13,403)
Aumento (Disminución) de Otras Cuentas por Pagar	(50,237)	(19,147)
Aumento (Disminución) de Provisiones	0	0
Aumento (Disminución) de Pasivos mantenidos para la Venta	0	0
Cobros por:		
Intereses y Rendimientos (no incluidos en la Actividad de Inversión)	0	0
Dividendos (no incluidos en la Actividad de Inversión)	0	0
Diferencia de Cambio	0	0
Pagos por:		
Impuesto a la Renta y Participación de los Trabajadores	0	0
Intereses y Rendimientos (no incluidos en la Actividad de Financiación)	0	0
Provisiones	0	0
Diferencia de Cambio	0	0
Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de la Actividad de Operación	**376,752**	**(92,395)**

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A Y SUBSIDIARIAS
Estado de Cambios en el Patrimonio Neto
Por los periodos terminados al 30 de Junio del año 2009 y 2008
(En miles de nuevos soles)

	Capital	Acciones de Inversión	Capital Adicional	Resultados no Realizados	Reservas Legales	Otras Reservas	Resultados Acumulados	Diferencias de Conversión	Total Patrimonio Neto atribuible a la Matriz	Intereses Minoritarios	Total Patrimonio Neto
Saldos al 1ero. de enero de 2008	335,749	0	0	15,937	18,950	0	126,291	0	496,927	0	496,927
Ganancia (Pérdida) por valor razonable de:											
1. - Inmuebles, Maquinaria y Equipo	0	0	0	0	0	0	0	0	0	0	0
2. - Activos Financieros disponibles para la Venta	0	0	0	0	0	0	0	0	0	0	0
3. Ganancia (Pérdida) por Coberturas de Flujo de Efectivo y/o Coberturas de Inversión Neta en un Negocio en el Extranjero	0	0	0	0	0	0	0	0	0	0	0
4. Ganancia (Pérdida) por Diferencias de Cambio	0	0	0	0	0	0	0	0	0	0	0
5. Ingresos (gastos) reconocidos directamente en Patrimonio	0	0	0	0	0	0	0	0	0	0	0
6. Transferencias netas de Resultados no Realizados	0	0	0	0	0	0	0	0	0	0	0
7. Otras Transferencias netas	0	0	0	0	0	0	0	0	0	0	0
8. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	53,812	0	53,812	0	53,812
Total de ingresos y gastos reconocidos	0	0	0	0	0	0	53,812	0	53,812	0	53,812
9. Efecto acumulado de Cambios en Políticas Contables y Corrección de Errores	0	0	0	0	0	0	0	0	0	0	0
10. Distribuciones o Asignaciones a reservas de utilidades efectuadas en el período	0	0	0	0	0	0	0	0	0	0	0
11. Dividendos declarados y Participaciones acordados durante el período	0	0	0	0	0	0	(40,290)	0	(40,290)	0	(40,290)
12. Nuevos Aportes de accionistas	0	0	0	0	0	0	0	0	0	0	0
13. Reducción de Capital o redención de Acc. de Inversión	0	0	0	0	0	0	0	0	0	0	0
14. Acciones en Tesoreria	0	0	0	0	0	0	0	0	0	0	0
15. Capitalización de partidas patrimoniales	79,808	0	0	0	0	0	(79,808)	0	0	0	0
17. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0	0	0
18. Conversión a moneda de presentación	0	0	0	0	0	0	0	0	0	0	0
19. Variación de Intereses Minoritarios	0	0	0	0	0	0	0	0	0	0	0
20. Otros incrementos o disminuciones de las partidas patrimoniales	0	0	0	(5,797)	11,945	0	(6,193)	0	(45)	0	(45)
Saldos al 30 de Junio de 2008	415,557	0	0	10,140	30,895	0	53,812	0	510,404	0	510,404
Saldos al 1ero. de enero de 2009	415,449	0	(113)	9,970	30,895	0	80,952	0	537,153	0	537,153
Ganancia (Pérdida) por valor razonable de:											
1. - Inmuebles, Maquinaria y Equipo	0	0	0	15,816	0	0	0	0	15,816	0	15,816
2. - Activos Financieros disponibles para la Venta	0	0	0	0	0	0	0	0	0	0	0
3. Ganancia (Pérdida) por Coberturas de Flujo de Efectivo y/o Coberturas de Inversión Neta en un Negocio en el Extranjero	0	0	0	0	0	0	0	0	0	0	0
4. Ganancia (Pérdida) por Diferencias de Cambio	0	0	0	0	0	0	0	0	0	0	0
5. Ingresos (gastos) reconocidos directamente en Patrimonio	0	0	0	15,816	0	0	0	0	15,816	0	15,816
6. Transferencias netas de Resultados no Realizados	0	0	0	0	0	0	0	0	0	0	0
7. Otras Transferencias netas	0	0	0	0	0	0	0	0	0	0	0
8. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	67,894	0	67,894	0	67,894
Total de ingresos y gastos reconocidos	0	0	0	15,816	0	0	67,894	0	83,710	0	83,710
9. Efecto acumulado de Cambios en Políticas Contables y Corrección de Errores	0	0	0	0	0	0	0	0	0	0	0
10. Distribuciones o Asignaciones a reservas de utilidades efectuadas en el período	0	0	0	0	0	0	0	0	0	0	0
11. Dividendos declarados y Participaciones acordados durante el período	0	0	0	0	0	0	(20,772)	0	(20,772)	0	(20,772)
12. Nuevos Aportes de accionistas	0	0	0	0	0	0	0	0	0	0	0
13. Reducción de Capital o redención de Acc. de Inversión	0	0	0	0	0	0	0	0	0	0	0
14. Acciones en Tesoreria	0	0	0	0	0	0	0	0	0	0	0
15. Capitalización de partidas patrimoniales	51,741	0	0	(113)	0	0	(51,628)	0	0	0	0
17. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0	0	0
18. Conversión a moneda de presentación	0	0	0	0	0	0	0	0	0	0	0
19. Variación de Intereses Minoritarios	0	0	0	206	8,551	0	(8,552)	0	205	0	205
20. Otros incrementos o disminuciones de las partidas patrimoniales	0	0	0	0	0	0	0	0	0	0	0
Saldos al 30 de Junio de 2009	467,190	0	(113)	25,879	39,446	0	67,894	0	600,296	0	600,296

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISP
Contador General - Mat. 19915